Exhibit 99.1

SEVCON SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY BORGWARNER

SOUTHBOROUGH, Mass., July 17, 2017 — Sevcon, Inc. (“Sevcon” or the “Company”) (Nasdaq:SEV), a world leader in the design and manufacture of controls and battery chargers for zero emission electric and hybrid vehicles, today announced that it has entered into a definitive merger agreement with BorgWarner Inc. that provides for BorgWarner to acquire all of the outstanding shares of Sevcon’s common stock for $22.00 per share in cash and all of the outstanding shares of Sevcon’s Series A Convertible Preferred Stock for a price per share on an as-converted basis equal to the common stock, together with payment of any accrued and unpaid dividends. The total transaction value, including the assumption of indebtedness, is expected to be approximately $200 million at the closing of the transaction.

The transaction price of $22.00 per share represents a 61% premium to the closing sale price of common stock of the Company on Friday, July 14, 2017 and a 64% premium to the 30-day volume weighted average price of common stock of the Company.

“The proposed merger with BorgWarner provides substantial value to our stockholders and the chance for Sevcon to maximize previous growth investments and capitalize on greater opportunities as a part of a much larger organization with significant market presence,” said Sevcon President and CEO Matt Boyle.

The Sevcon Board of Directors has unanimously approved the merger agreement and has recommended approval of the merger by Sevcon’s stockholders. The transaction is expected to close in the fourth calendar quarter of 2017 and is contingent on the approval of Sevcon’s stockholders, and is subject to the satisfaction or waiver of certain other closing conditions. The transaction is not subject to a financing condition.

Rothschild Inc. is acting as financial advisor to Sevcon, with Skadden, Arps, Slate, Meagher & Flom LLP and Locke Lord LLP acting as legal advisors.

About Sevcon

Sevcon is a global supplier of control and power solutions for zero-emission, electric and hybrid vehicles. Its products control on- and off-road vehicle speed and movement, integrate specialized functions, optimize energy consumption and help reduce air pollution. Sevcon’s Bassi Division produces battery chargers for electric vehicles; power management and uninterrupted power source systems for industrial, medical and telecom applications; and electronic instrumentation for battery laboratories. The company supplies customers from its operations in the U.S., U.K., France, Germany, Italy, China and the Asia Pacific region, as well as through an international dealer network. Learn more about Sevcon at www.sevcon.com.

About BorgWarner

BorgWarner Inc. (NYSE: BWA) is a global product leader in clean and efficient technology solutions for combustion, hybrid and electric vehicles. With manufacturing and technical facilities in 62 locations in 17 countries, the company employs approximately 27,000 worldwide. For more information, please visit borgwarner.com.

Contact:

Matt Boyle	Matt Goldfarb
President and CEO	Chairman
+1 (508) 733 3655 (US)	+1 (917) 664-0051
+44 7802260706 (ROW)	mgoldfarb@southportmidstream.com
matt.boyle@sevcon.com

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “will,” “expect,” “believe,” “future” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sevcon and BorgWarner. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the competitive ability and position of BorgWarner following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or at all, including that the required approval by the shareholders of Sevcon may not be obtained; (2) there may be a material adverse change of Sevcon or the business of Sevcon may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) changes in economic conditions, political conditions, changes in federal or state laws or regulation may occur; and (6) other risk factors as detailed from time to time in Sevcon’s reports filed with the Securities and Exchange Commission (the “SEC”), including Sevcon’s Annual Report on Form 10-K for the year ended September 30, 2016 and subsequent Quarterly Reports on Form 10-Q which are available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither Sevcon nor BorgWarner undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the proposed merger transaction, Sevcon intends to file relevant materials with the SEC, including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Sevcon will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the proxy statement, as well as other filings containing information about Sevcon, free of charge, from the SEC’s web site (www.sec.gov). Investors may also obtain Sevcon’s SEC filings in connection with the transaction, free of charge, from Sevcon’s web site (www.sevcon.com) under the link “Investors” and then under the tab “SEC Filings,” or by directing a request to Sevcon, Matt Boyle, President and CEO.

Participants in the Merger Solicitation

The directors, executive officers and employees of Sevcon and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sevcon’s directors and executive officers is available in its definitive proxy statement for its 2017 annual meeting of stockholders filed with the SEC on January 11, 2017. This document can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement when it becomes available.

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